SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  15 November 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 06 November 2013
99.2	Transaction in Own Shares dated 07 November 2013
99.3	Transaction in Own Shares dated 08 November 2013
99.4	Transaction in Own Shares dated 11 November 2013
99.5	Transaction in Own Shares dated 12 November 2013

Exhibit 99.1
InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 06 November 2013 it acquired 165,000 of its own ordinary shares at an average price of 1799.3903 pence per ordinary share. The highest and lowest prices paid for these shares were 1804 pence per share and 1794 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 9,247,348 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 259,681,869.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2
InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 07 November 2013 it acquired 160,000 of its own ordinary shares at an average price of 1801.858 pence per ordinary share. The highest and lowest prices paid for these shares were 1813 pence per share and 1796 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 9,407,348 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 259,521,869.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.3
InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 08 November 2013 it acquired 125,000 of its own ordinary shares at an average price of 1796.9211 pence per ordinary share. The highest and lowest prices paid for these shares were 1802 pence per share and 1790 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 9,532,348 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 259,396,869.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4
InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 11 November 2013 it acquired 91,564 of its own ordinary shares at an average price of 1818.5765 pence per ordinary share. The highest and lowest prices paid for these shares were 1822 pence per share and 1811 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 9,623,912 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 259,305,305.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.5
InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 12 November 2013 it acquired 150,000 of its own ordinary shares at an average price of 1839.0516 pence per ordinary share. The highest and lowest prices paid for these shares were 1848 pence per share and 1818 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 9,773,912 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 259,155,305.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	15 November 2013